UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

TABLE OF CONTENTS

OTHER INFORMATION

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

OTHER INFORMATION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning a recommended cash offer for Axon Group plc ("Axon"). The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On August 25, 2008, we held a press conference to announce a recommended cash offer to be made by us for the entire issued and to be issued fully diluted share capital of Axon for approximately £407.1 million on a cum-dividend basis. In our press conference, we used a presentation entitled "Proposed acquisition of Axon Group plc" which we have attached to this Form 6-K as Exhibit 99.1. This presentation was followed by a question and answer session with those attending the press conference. We attach the transcript of this press conference to this Form 6-K as Exhibit 99.2.

On August 25, 2008, we also held a teleconference with investors and analysts to discuss the cash offer. We attach the transcript of the teleconference to this Form 6-K as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: September 5, 2008	Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibits
99.1	Presentation: Proposed acquisition of Axon Group plc
99.2	Transcript of August 25, 2008 Press Conference
99.3	Transcript of August 25, 2008 Investors and Analysts Call